Exhibit 8.2

Baker Tilly US, LLP 777 E Wisconsin Ave, 32nd Fl Milwaukee, WI 53202-5313 United States of America T: +1 (414) 777 5500 F: +1 (414) 777 5555 bakertilly.com

March 13, 2023

Boards of Directors

Somerset Savings Bank, SLA

SR Bancorp, Inc.

220 West Union Avenue

Bound Brook, New Jersey 08805

NEW JERSEY STATE TAX OPINION

Members of the Boards of Directors:

You requested Baker Tilly US, LLP (“Baker Tilly”) to express an opinion concerning material state income tax consequences of the proposed conversion (the “Conversion”) of Somerset Savings Bank, SLA (the “Bank”) from a New Jersey-chartered mutual savings and loan association to a New Jersey-chartered stock savings bank (and then to a New Jersey-chartered commercial bank immediately following the Conversion) (“Stock Bank”), pursuant to the Plan of Conversion of Somerset Savings Bank, SLA adopted by the Board of Directors of the Bank on July 25, 2022, as amended on March 7, 2023 (the “Plan”). In the Conversion, all of the Bank’s to-be-issued capital stock, consisting entirely of voting common stock, will be acquired by SR Bancorp, Inc., a Maryland corporation (the “Holding Company”). All capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan.

In rendering our opinion, we have relied on the facts, assumptions, and federal income tax conclusions set forth in the March 13, 2023, federal tax opinion issued by Luse Gorman, P.C. (the “Law Firm”) that was included in the regulatory filings pertaining to the Plan of Reorganization (the “Federal Tax Opinion”). If any of the facts, assumptions, or federal income tax conclusions in the Law Firm’s Federal Tax Opinion are inaccurate or incorrect, the opinion we express herein may require modification. Any terms used in this opinion letter but not defined herein will have the same meaning as set forth in the Federal Tax Opinion.

We have not considered any non-income tax consequences, or state, local or foreign income tax consequences, other than the New Jersey State Corporate Franchise Tax measured by business income and under the fixed dollar minimum tax formula matters directly addressed in our opinion, and therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any other federal, state, local or foreign tax issues.

We also express no opinion on nontax issues such as corporate law matters. Neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

The opinion expressed herein is based solely upon our interpretation of New Jersey State Tax Law as interpreted by court decisions, rulings and policies issued by the New Jersey State Department of Taxation and Finance (the “Department”) as of the date of this letter.

The opinion expressed herein reflects our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing New Jersey State tax authorities relating to the issues. It is important to note that negotiation and practical solutions are frequently considered in arriving at the final outcome of potential litigation or other adversarial proceedings.

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Should it finally be determined that the facts or the federal income tax consequences are not as described in the Federal Tax Opinion, the New Jersey State Corporate Franchise Tax consequences and our New Jersey State tax opinion may differ from what is contained herein. If any fact contained in this opinion letter or the Federal Tax Opinion changes to alter the federal income tax treatment, it is imperative that we are notified in order to determine the effect, if any, on the New Jersey State tax consequences. We have no responsibility to update this opinion for events, changes to the federal income tax and/or New Jersey tax law, transactions, circumstances, or changes in any of the facts, assumptions or representations occurring after the date of this letter.

This opinion is given solely for the benefit of the parties described above and may not be relied upon by anyone else without our express written consent.

Nothing contained in this communication was intended or written to be used by any taxpayer for avoiding penalties that may be imposed on the taxpayer by the Internal Revenue Service or the New Jersey State Department of Taxation and Finance, and it cannot be used by any taxpayer for such purpose. No one, without our express prior written permission, may use or refer to any tax advice in this communication in promoting, marketing, or recommending a partnership or other entity, investment plan or arrangement to any other party.

PROPOSED TRANSACTION

The Holding Company has been formed under the laws of the State of Maryland for the purpose of the proposed transactions described herein, to engage in business as a bank holding company and to own all of the outstanding capital stock of the Stock Bank. The Holding Company will issue shares of its voting common stock (“Common Stock”), upon completion of the mutual-to-stock conversion of the Bank, to persons purchasing such shares as described in greater detail below.

Following regulatory approval, the Plan provides for the offer and sale of shares of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories enumerated in order of preference: (1) Eligible Account Holders; (2) the Bank’s Tax-Qualified Plans, including the newly to-be adopted employee stock ownership plan; (3) Supplemental Eligible Account Holders; and (4) Voting Members, all as described in the Plan. The minimum amount of shares in the offering range must be sold. If shares remain after all orders are filled in the categories described above, the Plan calls for a community offering to the general public with preference given to natural persons residing in the Counties of Hunterdon, Middlesex and Somerset in the State of New Jersey (“Community Offering”), followed, at the discretion of the Bank and the Holding Company, by a syndicated community offering for the shares not sold in the Community Offering.

Pursuant to the Plan, all such shares will be issued and sold at a uniform price per share. The aggregate purchase price at which all shares of Common Stock will be offered and sold pursuant to the Plan will be equal to the estimated pro forma market value of the Holding Company and Bank, as converted. The estimated pro forma market value will be determined by RP Financial LC., an independent appraiser. The conversion of the Bank from mutual-to-stock form and the sale of newly issued shares of the stock of the Stock Bank to the Holding Company will be deemed effective concurrently with the closing of the sale of Common Stock.

Assumptions

•	Forms and definitions issued by the state for a financial banking corporation will stay the same with the issuance of new form CBT-1.

•	Upon release of new form CBT-1 in 2022, the Bank and its tax preparer will review the form and instructions to opinions provided below.

NEW JERSEY STATE BANKING AND FINANCICAL BUSINESS TAX

New Jersey defines Financial Business Corporation (FBC) as a corporation that is in substantial competition for business with other national banks and uses moneyed capital to generate profit by engaging in activities such as:

•	Buying and selling exchange,

•	Discounting/negotiating promissory note, drafts, bills of exchange and other evidence of debt,

•	Making or dealing of secured loans and discount,

•	Dealing in securities, shares of corporate stock without recourse, solely on the order and the account of customers,

•	Investing or reinvesting in marketable obligations of person, co-partnership, association, or corporation in the form of bonds, notes, or debentures, also known as investment securities,

•	Dealing in or underwriting obligations for U.S. or any political subdivision of a corporate instrumentality, and

•	Engaging in leasing obligations of secured loans.[1]

New Jersey defines Financial Institution as a state or federally charged bank, savings bank, savings and loan or credit union; A benefit association; insurance company; safe deposit company, money market mutual fund, or investment and loan corporation if permitted by federal law. 2

The term “corporation” includes: any corporation, joint-stock company or association and any business conducted by a trustee or trustees wherein interest or ownership is evidenced by a certificate of interest or ownership or similar written instrument, any other entity classified as a corporation for federal income tax purposes, and any state or federally charted building and loan association or savings and loan association.3

A corporation qualify as financial business if it derives 75% of their gross income from financial activities listed. A banking or financial institution must file the New jersey Corporation Business Tax Return for Banking and Financial Business (Form BFC-1). 4 New Jersey will issue a standard tax form all types of corporations requiring replacement of Form BFC-1 with CBT-1. The department of revenue anticipates the new form and instructions to be available however at the writing of this opinion, the new form for 2022 has not yet been released.

A Corporate Business Tax is imposed on every corporation existing and doing business under the laws of New Jersey state. Doing business is defined as “all activities that occupy the time or labor of men or women for profit, regardless of the nature of its activities and irrespective of its profitability in the state.5

A corporation’s New Jersey tax liability is computed as the highest of two alternative bases:

(1)	Corporate net business income or
(2)	Gross Receipts Tax.

An additional fixed tax rate of 2.5% sur tax is imposed to the grater of (1) or (2) for corporations that have an allocated taxable net income of more than $1,000,000. 6

The scope of this opinion is limited to the state consequences of the impact of application of Internal Revenue Code Section 368(a)(1)(F) and Internal Revenue Code Section 381 on the Corporate Tax.

[1]	N.J.A.C. 18:7-1.16 (a)
[2]	NJ: N.J. Rev. Stat. § 54:50-37
[3]	NJ: N.J. Rev. Stat. § 54:10A-4
[4]	Form Instructions From BFC-1
[5]	NJ: N.J. Admin. Code 18:7-1.9
[6]	Form Instructions From BFC-1

a.	New Jersey Adoption of Code Section 368(a)(1)(F)

Under code section 368(a)(1)(F) federal law does not recognize any gain or loss for the reorganization of the Bank from a New Jersey mutual savings and loan association to a New Jersey stock savings association.

In computing New Jersey’s entire net business income for base (1) (described above) the state starts at the “taxable income before net operating loss deduction and special deductions” also referred to as “federal taxable income”. New Jersey provides modifications and adjustments (both additions and subtractions) required in computing entire net income from the federal starting point to calculate the New Jersey taxable income base. There are no New Jersey modifications or adjustments that explicitly decouple from federal code section 368(a)(1)(F). 7

Accordingly, with regards to the Corporate Income Tax determined on business income, the reorganization should be treated in the same manner as it is treated for federal income tax purposes.

b.	New Jersey’s Adoption of Federal Code Section 381 – Net Operating Loss Application After Reorganization

Federal code section 381 federal law defines how net operating loss is applied when there is an acquisition of assets in mergers, acquisitions, and reorganizations. For federal purposes, the Stock Bank will be treated as if there had been no reorganizations. New Jersey explicitly states that for the period ending after January 1, 2020, the state adopts federal code section 381 and treats (limitations, restrictions, and carry over) to the net operating loss same as the federal treatment. 8 However, this adoption for code section 381 is not impacted by reorganization activities stated in federal code section 368(a)(1)(F). 9

Notwithstanding any reference to Code Section 381 above, no opinion is expressed or intended to be expressed herein as to the effect, if any, of this transaction on the continued existence of, the carryover or carryback of, or the limitation on, any net operating losses of the Bank or its successor, Stock Bank, under the Code.

OPINION

We have received from you a copy of the Federal Tax Opinion in which Law Firm has opined on the federal income tax treatment of the proposed transactions detailed above.

Our opinion concerning the New Jersey State Corporate and Franchise Tax relies on the facts, representations, assumptions, and conclusions, and incorporates the terms set out in the Federal Tax Opinion. Our opinion presumes that the final federal income tax consequences of the reorganization will be as described in the Federal Tax Opinion.

Based on this information, we furnish you with the opinion below as to the New Jersey Corporate Income Tax effects of the proposed transaction described above:

1.

The federal income tax treatment of no gain or loss for reorganization under code section 368(a)(1)(F) would be applicable for the purposes of the Corporate Income Tax calculation based on the business income.

2.	For tax period starting January 1, 2020, reorganization activities stated in federal code section 368(a)(1)(F) should also have no effect on New Jersey’s adoption for code section 381.

[7]	NJ: N.J. Admin. Code 18:7-5.2
[8]	N.J. Rev. Stat. § 54:10A-4.5 (a) and (c)
[9]	TB-102(R) - Revised April 27, 2021

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The opinions expressed above are rendered only with respect to the specific matters discussed herein and we express no opinion with respect to any other federal or state income tax or legal aspect of the transaction. If any of the above-stated facts, circumstances, or assumptions is not entirely complete or accurate, it is imperative that we be informed immediately because inaccuracy or incompleteness could have a material effect on our conclusions.

In rendering our opinion, we are relying upon the relevant provisions of New Jersey State statutes, the regulations thereunder, and judicial and administrative interpretations thereof, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such changes also could have an effect on the validity of our opinion. Further, we have relied on the facts, assumptions, and federal income tax conclusions set forth in the Federal Tax Opinion issued by the Law Firm. If any of the facts, assumptions, federal income tax conclusions in the Law Firm’s Federal Tax Opinion are inaccurate or incorrect, or if there is a change in the federal or New Jersey law, the opinion we express herein may require modification. Unlike private letter rulings, our opinion is not binding on the Department and there can be no assurance that the Department will not take a position contrary to any of the opinion expressed herein.

Very truly yours,

BAKER TILLY US, LLP

Donna R. Scaffidi

Partner

Tax information, if any, contained in this communication was not intended or written to be used by any person for the purpose of avoiding penalties, nor should such information be construed as an opinion upon which any person may rely. © 2020 Baker Tilly US, LLP

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